September 23, 2008

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549
Attn: Christine Davis

Re:	Global General Technologies, Inc.
Form 10-KSB/A for Fiscal Year Ended December 31, 2007
Filed August 22, 2008
File No. 000-28417

Dear Ms. Davis:

On behalf of Global General Technologies, Inc. (“Global General” or the “Company”), we are responding to the Staff’s letter, dated August 27, 2008, relating to the above-referenced Form 10-KSB/A filed on August 22, 2008 (the “10-KSB/A”). For your convenience, we have repeated the Staff’s comments below in bold face type before each of our responses below. References to “we,” “our” or “us” mean the Company or its advisors, as the context indicates.

Form 10-KSB/A for Fiscal Year Ended December 31, 2007

General

1.	As previously requested, please provide us a statement in writing acknowledging:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

U.S. Securities and Exchange Commission
September 23, 2008

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Company Response: The Company respectfully acknowledges the Staff’s comment. Please find attached to this letter, as Appendix I, the statement requested by the Staff, which has been signed on behalf of the Company by its President.

Item 8A(T). Controls and Procedures, page 28

2.
Your amended filing does not appear to address the disclosure requirements of Item 308T(a)(1), (2), and (3) of Regulations S-B. As previously noted in prior comment number 1, since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting. Please complete your assessment if you have not already done so and further amend your filing to include management’s report on internal control over financial reporting pursuant to Item 308T of Regulation S-B

Company Response: The Company respectfully acknowledges the Staff’s comment and will amend the Form 10-KSB to provide the disclosures required by Item 308T(a)(1), (2) and (3) of Regulation S-B. Please find the Company’s proposed revised disclosure attached as Exhibit A.

Evaluation of Controls and Procedures, page 28

3.
We note that in your amended 10-KSB your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated July 21, 2008, we asked you to consider whether management’s failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management’s report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the Company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective. Alternatively, please further amend the 10-KSB to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal year.

U.S. Securities and Exchange Commission
September 23, 2008

Company Response: The Company’s principal executive and financial officer has reconsidered the previous assessment of the effectiveness of the Company’s disclosure controls and procedures in light of the failure to provide management’s report on internal control over financial reporting as of the end of the prior fiscal year. As a result of this reconsideration, the Company’s principal executive and financial officer has concluded that the Company’s disclosure controls and procedures were not effective as of the end of the fiscal year. The Company will amend the Form 10-KSB to disclose management’s revised conclusion on the effectiveness of disclosure controls and procedures. Please find the Company’s proposed revised disclosure attached as Exhibit A.

Internal Control Over Financial Reporting, page 29

4.
You indicate that there have not been any changes in the Company’s internal controls over financial reporting during the Company’s most recent fiscal year that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting. Please note that Item 308(c) of Regulation S-B only requires you to assess such changes during your most recent fiscal quarter.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure in the amended Form 10-KSB accordingly.

U.S. Securities and Exchange Commission
September 23, 2008

We would very much appreciate the Staff’s prompt review of this letter. Should you have any follow-up questions, please call Scott Watkinson at (858) 350-2232 or the undersigned at (858) 350-2364.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Anthony G. Mauriello

Anthony G. Mauriello

Enclosures

cc:	Mark Shannon, U.S. Securities and Exchange Commission
Bob Reed, Global General Technologies, Inc.
Joseph K. Petter, Global General Technologies, Inc.
Scott Watkinson, Wilson Sonsini Goodrich & Rosati, P.C.

APPENDIX I

[LETTERHEAD OF GLOBAL GENERAL TECHNOLOGIES, INC.]

U.S. Securities and Exchange Commission
100 F Street, N.W.
Mail Stop 4561
Washington, DC 20549
Attn: Christine Davis

Dear Ms. Davis:

Pursuant to comment no. 1 in your letter to Global General Technologies, Inc. (the “Company”), dated August 27, 2008, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Joseph K. Petter

Joseph K. Petter
President
GLOBAL GENERAL TECHNOLOGIES, INC.

EXHIBIT A

Item 8A(T). Controls and Procedures

(a)  Evaluation of Disclosure Controls and Procedures.

The management of the Company, including the principal executive and financial officer, conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2007. Based on that evaluation, the principal executive and financial officer concluded that as of December 31, 2007, our disclosure controls and procedures were not effective to ensure (i) that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) that information required to be disclosed in reports that we file or submit under the Exchange Act is accumulated and communicated to our management including our chief executive and financial officer, to allow timely decisions regarding required disclosure.

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports filed pursuant to the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules, regulations and related forms, and that such information is accumulated and communicated to our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

(b)  Management’s Annual Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Management evaluated our internal controls based on the criteria set forth in the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting is as of the fiscal year ended December 31, 2007. We believe that our internal control over financial reporting is not effective.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal controls over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

(c) Internal Controls Over Financial Reporting

There have not been any changes in the Company’s internal controls over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the Company’s most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.